UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM

1.	Details of the Agenda for the Series “B” Special Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on December 3, 2018

2.	Details of the Agenda for the Ordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on December 3, 2018

 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 5, 2018

Item 1

Series “B” Special Shareholders’ Meeting

December 3, 2018

Shareholders are hereby informed of the details of the items to be discussed at the Series “B” Special Shareholders' Meeting pursuant to the Agenda of the Day published in the corresponding Call on October 31, 2018:

ITEM I

Resignation, appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, representing Series “B” shares and the Company’s capital stock.

It will be submitted for approval:

(i)	Resignation of Mr. Enrique Krauze Kleinbort from the position of Series “B” Independent Alternate Director.

(ii)	Appointment of Mr. Rogelio Zambrano Lozano to the position of Series “B” Independent Alternate Director.

(iii)	Ratification of the other Series “B” members of the Company’s Board of Directors.

In this regard, the Series “B” segment of the Company’s Board of Directors will be comprised as follows:

Series “B” Independent Directors
Mr. Antonio Purón Mier y Terán	Mr. Jesús Federico Reyes Heroles González Garza
Mr. Fernando Benjamín Ruíz Sahagún	Mr. Rogelio Zambrano Lozano
Mr. Alberto Torrado Martínez	Mr. Guillermo Francisco Vogel Hinojosa
Mr. Joaquín Vargas Guajardo	Ms. María de Lourdes Melgar Palacios

Biographies

Antonio Purón Mier y Terán has served as member of the Board of Directors of Nadro, S.A., Museo Nacional de Arte, Banco Santander (Parent Company) and Universidad Iberoamericana. He is also a member of the Board of Directors of Zurich Santander Seguros México, S.A. Previously, he was an associate at Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC), as well as a member of Instituto de Fomento e Investigación Educativa (Institute for Education Promotion and Research, or IFIE) and Metrópoli 2025. He has advised public and private institutions on matters such as strategy, transactions and organization, in collaboration with Centro de Investigación y Docencia Económicas (Center for Economic Research and Teaching, or CIDE) and other specialists. He served as a managing partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He taught training courses to McKinsey’s partners and was in charge of the partners’ coaching program worldwide. Before starting at McKinsey, he was a full-time professor at the Universidad Iberoamericana and worked at Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A. Mr. Purón Mier y Terán holds a master’s degree in business administration from Stanford University and a degree in chemical engineering from Universidad Iberoamericana.

Fernando Benjamín Ruíz Sahagún serves as member of the Board of Directors of Bolsa Mexicana de Valores, S.A.B de C.V., Fresnillo, plc, Grupo Cementos de Chihuahua S.A.B. de C.V., Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., F, Kimberly Clark de México, S.A.B. de C.V., Mexichem, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V. and Arcelor Mittal Las Truchas, S.A. de C.V. Mr. Ruíz Sahagún is also member of the International Fiscal Association (IFA), Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives), Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants), serving as a member of the latter’s Board of Directors as well. He is one of the founding partners of Chévez, Ruiz, Zamarripa y Cía. S.C., a tax law firm at which he now serves as counsel. Mr. Ruíz Sahagún holds a degree in public accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is a member of the Board of Directors of Bolsa Mexicana de Valores, S.A.B. de C.V. and Chairman of the Mexican Communications Council. From 1998 to 2011, he served as Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V. He also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados. He is one of founding partners of Torrquin, S.A. de C.V., serving as CEO from 1990 to 1999. From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V.

Mr. Torrado Martínez holds a degree in accounting from Instituto Tecnológico Autónomo de México. He also completed graduate studies at Instituto Panamericano de Alta Dirección de Empresa and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Joaquín Vargas Guajardo is the Chairman of the Board of Directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously Chair of the Board of Directors of Grupo MVS Comunicaciones, National Chamber of the Radio and Television Industries and the Association of Directors of Restaurant Chains. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the Board of Directors of Bolsa Mexicana de Valores, S.A.B. de C.V.

Mr. Vargas Guajardo holds a degree in business administration from Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at Instituto Panamericano de Alta Dirección de Empresa.

Jesús Federico Reyes Heroles González Garza was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. He is the Chief Executive Officer of StructurA. He is a member of the Board of Directors of several companies, including OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is member of the Advisory Board of Agua, A.C. and President of the Water Committee of Fundación Gonzalo Río Arronte. From 1997 to 2000, he served as the Mexican ambassador in the United States of America. From 1995 to 1997, he was the Secretary of the Mexican Ministry of Energy. From 1994 to 1995, he was the Chief Executive Officer of Banobras. From 1993 to 1994, he was the Mexican representative in Grupo de Personas Eminentes (Eminent Persons Group) of APEC.

Mr. Reyes Heroles González holds a degree in Economics from Instituto Tecnológico Autónomo de México and in Law from Universidad Nacional Autónoma de México. He earned a doctorate degree in Economics from the Massachusetts Institute of Technology.

Rogelio Zambrano Lozano Since 1977, he has occupied different positions in CEMEX, in areas related to production, distribution, marketing and strategic planning. In 1983, he founded CARZA S.A. de C.V., dedicated to the development of real estate projects in México, which he directed until May 15, 2014, when he was designated as Chairman of the Board of Directors of CEMEX. He has also chaired the financial committee of CEMEX since 1997. In 1985, he began teaching in the entrepreneurial development division of Instituto Tecnológico y de Estudios Superiores de Monterrey. He also became a member of the corporate executive committee of its business incubator and Chair of the Corporate Board of Business Incubator Campus Monterrey.He currently serves on the Boards of Directors of Consejo Mexicano de Negocios, Alta Ventures investment fund, Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Regional de Banco de México, Consejo de Empresarios de Nuevo León and Instituto Nuevo Amanecer A.B.P., among others.

Mr. Zambrano holds a degree in industrial and systems engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a master’s degree in business administration (1980) from Wharton Business School of the University of Pennsylvania.

Guillermo Francisco Vogel Hinojosa is Chairman of Cámara Nacional de la Industria del Hierro y el Acero (CANACERO), a position he also held from 1987 to 1989 and from 2001 until 2003. He is vice president of the Board of Directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the Boards of Directors of Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute, among others. He is Chair of the Board of Directors of Grupo Collado and Exportaciones IM Promoción, as well as member of the trilateral commission and international council of the Manhattan School of Music. In 1987, he was Executive Vice President and Chief Executive Officer of TAMSA. On June 1997, he was promoted to Vice Chairman of the Board of Directors. Since 2002, he has been Director and Vice President of the Board of Directors of TENARIS.

In 1976, Mr. Vogel started his career in the Corporate Bank branch of Bank of America in Los Angeles, California, where he occupied the position of Vice President. In 1979, he worked at Banamex, in the Corporate Bank branch. In 1983, he entered Tamsa as a Chief Financial Officer.

He holds a degree in business administration from the Universidad Autónoma Nacional de México (UNAM) and a master in business administration from the University of Texas, Austin.

María de Lourdes Melgar Palacios is an academic and consultant who specializes in energy issues and sustainable development in Mexico and a researcher affiliated with the Center for Collective Intelligence at the Massachusetts Institute of Technology (MIT), where she held the Robert E. Wilhelm Chair at the Center for International Studies during the 2016-2017 academic year. In the academic field, she was Founding Director of the Sustainability and Business Center of the EGADE Business School of Tecnológico de Monterrey, visiting researcher at the Woodrow Wilson Center for International Scholars and at the Jackson School of Geosciences at the University of Texas and Professor at Tecnológico de Monterrey and Instituto Tecnológico Autónomo de México. She is a National Researcher on the National Council of Sciences and Technology. She graduated with honors from Mount Holyoke College, where she studied International Relations and Comparative Literature. She has a doctorate degree in political science, specializing in political economy, from MIT.

She is a member of the International Women's Forum and chairs IWF Mexico. She is also Global Ambassador of Vital Voices and Ambassador in the C3E Women in Clean Energy initiative. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission. She was awarded with Mujer de Retos in 2015 and has been included in the Mexican Top 100 energy leaders list for 7 consecutive years. She received the Energy Achievement Award in 2012 for her prominent academic and research career, as well as the Vasco de Quiroga Award to citizen merit, granted by the municipality of Álvaro Obregón.

ITEM II

Appointment of special delegates to formalize and execute the resolutions adopted at the Meeting.

It will be proposed to authorize Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Rocío Erika Bulhosen Aracil to carry out indistinctively, individually or through the persons they designate, each and every one of the necessary proceedings to obtain from the competent authorities the corresponding authorizations for the execution of the resolutions adopted at this Meeting. It will be proposed to appoint them as Special Delegates of the Meeting on behalf of the Company so that any of them may appear before the Notary Public of their choice in order to formalize the contents of these Minutes, and if they consider it necessary or appropriate, to prepare, execute and file the notices required by any authority.

Item 2

Ordinary Shareholders’ Meeting

December 3, 2018

Shareholders are hereby informed of the details of the items to be discussed at the Ordinary Shareholders' Meeting pursuant to the Agenda of the Day published in the corresponding Call on October 31, 2018:

ITEM I

Report on the composition of the Regular and Alternate members of the Board of Directors.

Shareholders will be informed of the resolutions adopted by the Series “B” Special Shareholders' Meeting on December 3, 2018, in connection with the composition of the Company’s Board of Directors which, if passed, will be comprised as follows:

Series “F” Non-Independent Directors
Principal	Alternate
Mr. Marcos Alejandro Martínez Gavica	Mr. Rodrigo Brand de Lara
Mr. Héctor Blas Grisi Checa	Mr. Ángel Rivera Congosto
Mr. Rodrigo Echenique Gordillo	Mr. Didier Mena Campos
Mr. Francisco Javier García-Carranza Benjumea	Ms. Gina Lorenza Diez Barroso Azcárraga (Alternate Independent Director)
Series “F” Independent Directors
Mr. Guillermo Güemez García	Mr. Juan Gallardo Thurlow
Mr. Guillermo Jorge Quiroz Abed	Mr. Eduardo Carredano Fernández
Series “B” Independent Directors
Mr. Antonio Purón Mier y Terán	Mr. Jesús Federico Reyes Heroles González Garza
Mr. Fernando Benjamín Ruíz Sahagún	Mr. Rogelio Zambrano Lozano
Mr. Alberto Torrado Martínez	Mr. Guillermo Francisco Vogel Hinojosa
Mr. Joaquín Vargas Guajardo	Ms. María de Lourdes Melgar Palacios

ITEM II

Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

It will be proposed to declare a cash dividend payment to the Company’s Shareholders of $4,949,000,000.00 MXN procured from the account “Retained Earnings”, payable in proportion to the number of shares that each Shareholder owns on December 28, 2018 at the rate of 0.72918876010 MXN per share.

ITEM III

Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

It will be proposed to authorize Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Rocío Erika Bulhosen Aracil to carry out indistinctively, individually or through the persons they designate, each and every one of the necessary proceedings to obtain from the competent authorities the corresponding authorizations for the execution of the resolutions adopted at this Meeting. It will be proposed to appoint them as Special Delegates of the Meeting on behalf of the Company so that any of them may appear before the Notary Public of their choice in order to formalize the contents of these Minutes, and if they consider it necessary or appropriate, to prepare, execute and file the notices required by any authority.